TheStreet.com, Inc.
14 Wall Street, 15th floor
New York, NY 10005
tel 212 321 5000
fax 212 321 5016
www.thestreet.com

March 7, 2008

VIA EDGAR

Michael Fay
Branch Chief
United States Securities and Exchange Commission
CF/AD 5
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	TheStreet.com
Commission File Number. 0-25779
Form 10-K: For the Fiscal Year Ended December 31, 2006
Form 10-Q: For the Quarterly Period Ended September 30, 2007

Dear Mr. Fay:

          Set forth below are the responses of TheStreet.com, Inc., a Delaware corporation (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 4, 2008 (the “Comment Letter”). For the Staff’s convenience, each comment in the Comment Letter has been reproduced in italics above the corresponding response.

Prior Comment 1
1.	Please provide us a more comprehensive analysis demonstrating when the preliminary project stage for the redesign of TheStreet.com website was completed and the appropriateness of the costs that you have capitalized for this redesign during the first quarter of 2007. Completion of the preliminary project stage appears to be required, in part, to begin capitalization of costs, pursuant to paragraph 27 of SOP 98-1.

You indicate in the table on page 8 of your December 7, 2007 correspondence that you have capitalized costs in connection with the graphics development stage

Michael Fay
Branch Chief

beginning in January 2007. However, your most recent response states that the planning phase was completed on February 9, 2007. We additionally, note the announcement by HUGE, Inc. on April 13, 2007 regarding the commencement of its relationship with you, which appears to indicate that the planning phase may have extended through at least this date.

In addition, we have reviewed the Research Findings Document plan that you have provided us together with the “planning stage” section of Exhibit 00-2A to EITF 00-2. Based upon this review, it appears that significant further activities past the Research Findings Document may have been required to finish the planning stage.

Based upon the above, it is not clear what costs would have been capitalized in the first quarter of 2007, and why capitalization was appropriate. It appears that the amount capitalized may be material based upon the disclosure on page 24 of your first quarter Form 10-Q. Accordingly, please provide us a more comprehensive analysis demonstrating when the preliminary project stage for the redesign of TheStreet.com website was completed and the appropriateness of the costs that you have capitalized for this redesign during the first quarter of 2007.

Pursuant to paragraph 17 of SOP 98-1, the Preliminary Project Stage includes the following stages:

  Conceptual formulation of alternatives
  Evaluation of alternatives
  Determination of existence of needed technology
  Final selection of alternatives

TheStreet.com Web Site Redesign (the “Redesign”) focused specifically on the development of a new web site interface for TheStreet.com website, www.thestreet.com. One of the Company’s objectives was to develop this new interface in a way that would leverage the functionality and infrastructure of the original web site. All existing web applications, including specifically the commerce systems, content management systems, usage analysis and analytics and all systems for user registration and authentication, were employed in the redesigned web site.

This approach allowed the Company to minimize the cost and time spent in the preliminary project phase, and therefore reduce the cost and time investment of the overall project. As such, many of the Planning Stage activities outlined in EITF 00-2 were not required, including:

  Development of a business plan
  Determination of the functionalities of the web site
  Identification of the necessary hardware and web applications.
  Determination that the technology necessary to achieve the desired functionalities exist
  Exploration of alternatives for achieving functionalities
  Invitation of vendors to demonstrate how their web applications, hardware, or service will help achieve the web site’s functionalities
  Identification of software tools and packages required for development purposes
  Addressing legal consideration such as privacy, copyright, trademark and compliance

Michael Fay
Branch Chief

We were able to exclude these activities as we had addressed them as part of the day to day running of the existing web site and our business since our original launch in 1996.

In reviewing Exhibit 00-2A of EITF 00-2, the following Planning Stage activities were required, and completed, as a part of this project.

1.	Develop a project plan. This may include creation of time and cost budgets, and estimates of the risks and benefits.

A project plan was developed by our consultants, Huge Inc, as part of their final proposal, which was attached to the executed contract. Simultaneously, and in concert with the development of the Huge Project plan, an internal development plan was developed by our internal technology development team, to ensure that the entire project would be completed within an acceptable timeframe and budget.

2.	Conceptually formulate and/or identify graphics and content (refer to “Graphics and Content Development Stages” for further discussion).

These activities represent the Planning Phase activities outlined in our previous response.

3.	Select external vendors or consultants.

The selection of Huge as our external consultant on the redesign project was completed prior to the start of the project. All other development work was completed by internal development staff or consultants that had a pre-existing development relationship with TheStreet.com.

4.	Identify internal resources for work on the web site design and development.

TheStreet.com has an internal development team, each with specific specialties in web development that were applied to various parts of the project as appropriate, based upon a project plan developed in the preliminary project stage.

As noted in our previous response, the preliminary project stage was deemed to have been completed upon management’s acceptance of the Research Findings Document completed by Huge, and the explicit authorization to complete the redesign project on February 9, 2007. This authorization allowed Huge and our internal development team to move into the Graphics Development Stage. The Company was not involved in the timing of any public announcement by Huge with respect to their work with the Company and we advise the Staff that we do not believe the press release by HUGE was linked to the timing of the Planning Phase of the project, given the timelines outlined above.

We would like to clarify our initial response, on page 8 of our December 7, 2007 correspondence, which indicated that capitalization of costs in connection with the graphics development stage began on January 2007. In fact, consistent with our response on January 18, 2008, no costs were capitalized until the completion of the planning stage in February 2007.

Michael Fay
Branch Chief

Prior Comment 6
2.	You state as part of factor number two that “Similarly, the fact that the referenced agreements do not contain equity based compensation is not wholly uncommon within the Company among similarly situated executives as the Company maintains limited compensatory equity grants even among its executives.” Please provide us a brief analysis that expands your assertion that similarly situated executives have not received equity based compensation in connection with the execution of employment agreements.

We advise the Staff that the Company undertook a review of compensation data as it related to its senior executives. There is variation among the titles of similarly situated executives across the Company due in part to the Company’s acquisitions. As a result, we undertook an analysis that included multiple sample sets including: executives at the Executive Vice President level and above; executives responsible for discrete business units and their operations; and executives with responsibility for budgets. The analysis was based on the business judgment of the Company’s management, of those executives the range without equity either upon hiring and through the current date is between 30% and 59% depending upon the sample.

           If you have any questions regarding our responses to the Staff’s comments or require additional information please contact the undersigned at (212) 321-5230 or Eric Ashman, our Chief Financial Officer at (212) 321-5484.

Very truly yours,

Teresa F. Santos
General Counsel & Secretary

cc:	Thomas J. Clarke, Jr. Eric Ashman